KENSINGTON CAPITAL CORP.

KENSINGTON CAPITAL CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2015

There were no material differences between audited and unaudited focus reports.